PINE VALLEY GRANTED CREDITOR PROTECTION UNDER CCAA

VANCOUVER, BRITISH COLUMBIA, October 20, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that the BC Supreme Court has granted an order in favour of the Company under the Companies’ Creditors Arrangement Act (Canada) (the “Order”).  Initially, the Order will be effective for a period ending November 15, 2006, during which time creditors and other third parties are stayed from terminating agreements with Pine Valley or otherwise taking steps against Pine Valley. The purpose of obtaining the Order is to afford Pine Valley an opportunity to preserve the going concern value of its assets as it assesses its alternatives, including the possible sale of the company, to satisfy creditors and preserve shareholder value.  Ernst & Young LLP has been appointed by the Court as the Monitor in the CCAA proceedings.

The Company also reports that, as a consequence of the Company’s financial circumstances underlying its decision to seek the Order, the Toronto Stock Exchange has suspended trading in the Company’s shares as of 2:01 p.m. (Vancouver Time) today.  The Exchange has further advised the Company that its shares will be delisted from the Exchange effective November 17, 2006 unless, before that deadline, the Company remedies all of the conditions which resulted in the suspension and demonstrates to the Exchange’s satisfaction that the Company meets all of the Exchange’s requirements for an original listing.  Notwithstanding the Exchange’s decision, the effective time of the delisting will likely remain suspended if the effective period of the Order is extended beyond November 17.  The Company expects that its shares will continue to be traded in the United States on the OTC Bulletin Board.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com